Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on April 14, 2010 which was adjourned to April 21, 2010.

Stockholders voted as indicated below:

			    For      Against     Abstain    Broker Non-votes
Proposal 1:
To consider the
Liquidation of the Fund    174,748   4,560,046   122,824     5,370,343

The proposal to liquidate did not pass.


								Withheld
					Affirmative		Authority
Proposal 2:
Election/Re-election of Directors
Election of James A. Jacobson
Class I to serve until 2013 		9,997,574 		230,387
Re-election of William B. Ogden, IV
Class I to serve until 2013 		9,985,543		242,418

The other members of the Board of Directors at the time of the meeting, namely, Paul Belica, Hans. W. Kertess, R. Peter Sullivan, III and
John C. Maney* continued to serve as Directors of the Fund.

* Interested Director